Exhibit 99.1

MIND CTI Reports Third Quarter 2022 Results

Yoqneam, Israel, November 8, 2022 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2022.

The following will summarize our major achievements in the third quarter of 2022, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2022 Financial Highlights

●	Revenues were $5.3 million, compared to $7.0 million in the third quarter of 2021, and $5.2 million in the second quarter of 2022.

●	Operating income was $1.4 million, compared to $1.7 million in the third quarter of 2021, and $1.3 million in the second quarter of 2022.

●	Net income was $1.3 million, or $0.06 per share, compared to $1.4 million, or $0.07 per share in the third quarter of 2021, and $1.2 million, or $0.06 per share in the second quarter of 2022.

●	Cash flow from operating activities was $1.0 million, compared to $0.6 million in the third quarter of 2021, and $1.6 million in the second quarter of 2022.

●	Multiple follow-on orders.

●	Cash position was $16.0 million as of September 30, 2022.

Nine Months Financial Highlights

●	Revenues were $16.2 million, compared to $20.4 million in the first nine months of 2021, with the decrease mainly attributed to the messaging segment.

●	Operating income was $4.3 million, compared to $5.2 million in the first nine months of 2021.

●	Net income was $4.0 million, or $0.20 per share, compared to $4.4 million, or $0.22 per share in the first nine months of 2021.

●	Cash flow from operating activities in the first nine months of 2022 was $3.1 million, compared to $4.4 million in the first nine months of 2021.

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “While we operate in a challenging business environment, we benefit from the long-term successful relationships with our customers. We continue to invest in new technologies, mainly cloud related. We fully support our customers’ 5G deployments and have expanded our platforms to support digital transformations. The online store / e-commerce module that we developed over the last two years was already implemented successfully at our first customer. Our ongoing investment in maintaining up-to-date technology and infrastructure ensures increased security for the customers running our platforms.

“Exchange rate fluctuations impact our financial results. Currently, the majority of our revenues and of our expenses are denominated in Euros and both were affected by the depreciation of the Euro.”

Revenue Distribution for Q3 2022

Europe represented 55% (including the Message Mobile and GTX revenues in Germany that represented 33%), the Americas represented 38%, and the rest of the world represented 7% of total revenues.

Customer care and billing software totaled $2.9 million, or 56% of total revenues, enterprise messaging and payment solutions were $1.8 million, or 33% of total revenues, and enterprise call accounting software totaled $0.6 million, or 11% of our total revenues.

Revenue Distribution for Nine Months 2022

Europe represented 52% (including the Message Mobile and GTX revenues in Germany that represented 35%), the Americas represented 42%, and the rest of the world represented 6% of total revenues.

Customer care and billing software totaled $8.7 million, or 54% of total revenues, enterprise messaging and payment solutions were $5.7 million, or 35% of total revenues, and enterprise call accounting software totaled $1.8 million, or 11% of our total revenues.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the recent political situation in Ukraine, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands (except per share data)

REVENUES	$5,254	$7,001	$16,183	$20,365
COST OF REVENUES	2,470	3,549	7,455	9,781
GROSS PROFIT	2,784	3,452	8,728	10,584
OPERATING EXPENSES:
Research and development	866	1,133	2,658	3,108
Selling and marketing	188	199	621	1,049
General and administrative	348	400	1,134	1,229
Total operating expenses	1,402	1,732	4,413	5,386
OPERATING INCOME	1,382	1,720	4,315	5,198
FINANCIAL INCOME (EXPENSES), net	4	(32)	(57)	18
INCOME BEFORE TAXES ON INCOME	1,386	1,688	4,258	5,216
TAXES ON INCOME	96	261	243	793
NET INCOME	$1,290	$1,427	$4,015	$4,423

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.06	$0.07	$0.20	$0.22
Diluted	$0.06	$0.07	$0.20	$0.22

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,107	20,008	20,093	19,995
Diluted	20,359	20,240	20,388	20,259

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2022	2021
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,658	$4,182
Short-term bank deposits	12,140	14,071
Marketable securities	175	208
Accounts receivable, net:
Trade	2,233	1,803
Other	280	145
Prepaid expenses	161	124
Total current assets	18,647	20,533

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	1,895	2,325
Deferred income taxes	177	184
Property and equipment, net of accumulated depreciation and amortization	234	175
Right-of-use assets, net of accumulated depreciation	992	1,463
Intangible assets, net of accumulated amortization	372	522
Goodwill	7,603	7,929
Total assets	$29,920	$33,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,099	$839
Other	1,645	2,265
Current maturities of lease liabilities	254	376
Deferred revenues	1,898	2,155
Total current liabilities	4,896	5,635

LONG-TERM LIABILITIES:
Deferred revenues	171	154
Lease liabilities, net of current maturities	649	1,098
Employee rights upon retirement	1,908	2,361
Deferred income taxes	112	157
Total liabilities	7,736	9,405

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,477	27,324
Accumulated other comprehensive loss	(1,355)	(836)
Accumulated deficit	(2,934)	(1,722)
Treasury shares	(1,058)	(1,094)
Total shareholders’ equity	22,184	23,726
Total liabilities and shareholders’ equity	$29,920	$33,131

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,290	$1,427	$4,015	$4,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43	46	132	147
Accrued severance pay	13	-	23	68
Deferred income taxes, net	9	(31)	(20)	(59)
Unrealized loss (gain) from marketable securities, net	1	(4)	32	(19)
Realized gain on sale of marketable securities, net	9	-	9	10
Realized gain on sale of property and equipment	-	(3)	-	(3)
Employees share-based compensation expenses	74	49	189	132
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	241	1,039	(563)	(177)
Other	54	69	(139)	1
Decrease (increase) in prepaid expenses	(23)	16	(38)	69
Increase (decrease) in accounts payable and accruals:
Trade	191	(303)	380	150
Other	56	(34)	(561	756
Change in operating lease liability	4	(16)	(100)	(58)
Increase in deferred revenues	(938)	(1,652)	(240)	(1,019)
Net cash provided by operating activities	1,024	603	3,119	4,421

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(45)	-	(113)	(33)
Severance pay funds	(14)	(2)	(46)	(68)
Proceeds from sale of (investment in) marketable securities	789	-	(8)	1,369
Proceeds from sale of property and equipment	-	3	-	3
Proceeds from (investment in) short-term bank deposits	(2951)	(1,061)	1,931	(2,161)
Net cash provided by (used in) investing activities	(2221)	(1,060)	1,764	(890)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(5,227)	(5,197)
Net cash used in financing activities	-	-	(5,227)	(5,197)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(63)	11	(180)	(74)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,260	(446)	(524)	(1,740)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,918	6,966	4,182	8,260
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,658	$6,520	$3,658	$6,520

5